Holland & Knight

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Holland & Knight LLP | www.hklaw.com



Received SEC
MAY 02 2011
Washington, DC 20549

April 29, 2011

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attention: John Reynolds, Assistant Director

Re: Our MicroLending, LLC Amendment No. 1 to Offering Statement on Form 1-A Filed February 22, 2011 File No. 024-10286

Dear Mr. Reynolds:

On behalf of Our MicroLending, LLC (the "Company"), we hereby respond to the Commission Staff's comment letter, dated March 16, 2011, regarding the Company's Amendment No. 1 to Offering Statement on Form 1-A filed February 22, 2011. In accordance with your letter, in those instances where you have requested additional information, we have provided the additional information in this letter. Please note, for the Staff's convenience, we have recited the Staff's comment and provided the Company's response to the comment immediately thereafter.

General

1. **We note your response to comments 27-30 in our letter dated December 16, 2010 and the deleted Management's Discussion and Analysis. In order to discuss the characteristics of your operations that may have a material impact on your future financial performance, please revise to discuss (i) your financial condition and results of operations for December 31, 2009; (ii) any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations; and (iii) your liquidity position, including your approximately $1.5 million accumulated deficit, any material deficiency in your liquidity and the course of action that you have taken or propose to take to remedy the deficiency (we note the reference in your financial statements to a "corrective action plan"). See Item 6(a)(2) of Model B in Form 1-A.**

   We have added additional risk factor disclosure addressing the Company's financial and liquidity condition, as well as known trends that are anticipated to continue to impact the Company.

2. **We note your response to comments 12 and 15 in our letter dated December 16, 2010. With a view to clarifying disclosure, advise us of the approximate balance of outstanding loans that are based on your former group lending model.**

   Please be advised that the Company made only seven loans based on the former group

lending model. As of December 31, 2010, the approximate balance of outstanding loans that are based on the group lending model was $13,132. As of December 31, 2010, the aggregate principal amount of loans outstanding, net of loan loss reserves, was $1,489,939.

As previously discussed in our letter to you dated February 18, 2011, the Company is no longer lending based on the group lending model due to the low acceptance rate by the Company's clients and the higher than anticipated default rate. Accordingly, all disclosure regarding this model has been removed from the Offering Circular. Given the immaterial amount of the outstanding loans based on the group lending model and the fact that the Company is no longer lending based on this model, we do not believe additional disclosure is required in the Offering Circular.

Business, page 9

3. **We note your response to comment 10 in our letter dated December 16, 2010. Please tell us why you believe the information required by section III.C.4 of Guide 3 is not applicable to your situation, or revise your filing accordingly. Also, please revise to provide a description of your policy for placing loans on nonaccrual status.**

Please be advised that no disclosure is required by section III.C.4 of Guide 3 as there are no concentrations of loans exceeding 10% of the total loans which are not otherwise disclosed as a category of loans pursuant to Item III.A. of Guide 3. We have revised the Offering Circular to describe the Company's policy for placing loans on nonaccrual status. See page 13.

Defaults; Collection Activities, page 12

4. **We note your response to comment 17 in our letter dated December 16, 2010, and we partially re-issue that comment. Please contrast the "self-help provisions" with other remedies that may be available to you.**

The other remedy available would be a judicial order. The disclosure has been revised on page 12 to clarify that judicial proceedings to collect the debt would be more costly than the self-help provisions.

Management Relationships. Transactions and Remuneration, page 18

5. **We note your response to comment 24 in our letter dated December 16, 2010, and we re-issue that comment. We note your reference to "loans from family members of our officers." Please revise this section to provide the material terms of the loans. Please include names and amounts.**

The Offering Circular has been revised on pages 20-21 to include a description of the amount of loans from the Company's officers and family members.

September 30, 2010 Financial Statements

Statements of Cash Flows, page 3

6. **We note the loans receivable rollforwards provided in your response to comment 42 of our letter dated December 16, 2010. Please reconcile the new loans and collections in your response to the corresponding activity in the respective statement of cash flow for each period presented. In this regard, we note that all amounts shown as new loans and collections in your response do not agree with the loans made to customers and proceeds from repayments of loans in your statements of cash flows.**

The loans receivable rollforward has been revised to reflect a more accurate and simplified depiction of the Company's operations. Additionally, the statement of cash flows for 2008 was updated as the change in accrued interest receivable was incorrectly presented as a decrease, when in fact it should have been an increase. This error was offset by an incorrect cash inflow reflected in "Proceeds from Loan Repayments." The net result was zero, however the statement of cash flows has been revised to reflect operations correctly. Please see the revised loans receivable rollforward below:

Loan Receivables Starting Balance 1/1/2008	0	
Portfolio Increase	2,122,471	
Collections	(772,451)	
Final Balance at 12/31/2008		1,350,020
Loan Loss Allowance Starting Balance at 01/01/2008	0	
New reserves	(98,487)	
Final Balance at 12/31/2008		(98,487)

Loan Receivables, Net at 12/31/2008		**1,251,533**
Loan Receivables Starting Balance at 1/1/2009	1,350,020	
Portfolio Increase	1,994,871	
Collections	(1,497,586)	
Final balance at 12//31/2009		1,847,305
Loan Loss Allowance Starting Balance at 01/01/2009	(98,487)	
New Reserves	(285,297)	
Final Balance at 12/31/2009		(383,784)
Loan Receivables, Net at 12/31/2009		**1,463,521**
Loan Receivables Starting Balance at 1/1/2010	1,847,305	
Portfolio Increase	2,695,784	
Collections	(2,556,536)	
Final Balance at 12/31/2010		1,986,553
Loan Loss Allowance Starting Balance at 1/1/2010	(383,784)	
Portfolio Increase	(112,830)	
Final Balance at 12/31/2010		(496,614)

Loan Receivables, Net
at 12/31/2010   **1,489,939**

7.   **We note your response to comment 50 of our letter dated December 16, 2010. Please revise to separately present the gross cash inflows and outflows for your borrowings from loans or explain to us your basis for presenting these cash flows on a net rather than gross basis, pursuant to ASC 230-10-45-7 through 45-9.**

           The cash inflows and outflows with respect to the Company's borrowing activity have been presented as separate components on the December 31, 2010 consolidated statement of cash flows.

Notes to Financial Statements, page 4

8.   **We note in your response to comment 32 of our letter dated December 16, 2010 that you have included the requested statement in Note 1 to your September 30, 2010 interim financial statements, but we could not locate this disclosure. Please revise to include a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall also be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown. Refer to Part F/S of Form 1-A.**

           The Offering Circular has been updated to include December 31, 2010 year-end financial statements. As a result, this comment is no longer applicable.

Note 1 - Nature of Business, page 4

9.   **We note that the Company plans to apply for the license to operate as a consumer finance company in the State of Florida. Please disclose the status of your application for the license to operate as a consumer finance company in the State of Florida. Also disclose any significant changes to your business that may result upon obtaining a license to operate as a consumer finance company (e.g., an increase in the maximum interest rate per annum that you may legally charge).**

           Reference to the Company applying for licensure as a consumer finance company in the state of Florida no longer applies and has been removed from the December 31, 2010 consolidated financial statements. However, the Company has opted to apply for certification as a Community Development Financial Institution (CDFI). The status and details of this certification are described in Note 1 to the December 31, 2010 consolidated financial statements.

Note 2 - Summary of Significant Accounting Policies, page 4

Revenue recognition, page 5

10. **We note that you record commission income at the settlement date of each loan in accordance with FASB ASC 310-20. We further note that you have determined that the effect of recognizing loan fees as revenue is not materially different from the result that would have been obtained had the loans fees net of cost been amortized. Please further explain to us the basis for recording commission income at the settlement date of each loan under ASC 310-20 and cite the specific guidance you applied to arrive at your conclusion. Also provide us with the analysis used to support your conclusion that the effect of recognizing loan fees as revenue is not materially different from the result that would have been obtained had the loans fees net of cost been amortized.**

As disclosed in note 2 to the financial statements, all commission income is recorded at the settlement date of each loan, in accordance with FASB ASC 310-20. The basis for recording commission income at the settlement date is that the Company's loans are "short term loans", the average term of its loans is less than 11 months and, as discussed below, the effect of such recognition is not materially different from the result that would have been obtained had the loan fees net of cost been amortized.

During 2010, commission income totaled $76,712. This amount represents administrative, processing and service commissions that partially pay for the job of the microcredit specialists during the analysis and preparation of each case. Of the $177,923 paid to the specialists during 2010, the variable portion of their salary equaled $60,083.59. The difference between $76,712 and the variable amount of salary is not material, as compared to total income.

11. **Please confirm our understanding that your commission income is solely comprised of the 5% guaranteed deposits fee collected from borrowers and, if so, reconcile for us the commission income of $163,407, $135,874, and $116,831 for the periods ended September 30, 2010, December 31, 2009, and December 31, 2008, respectively, to the new deposits of $60,228, $89,085, and $92,302 for each respective period.**

The "Guaranteed Deposit" and "Revenue Recognition" sections of the Significant accounting policies in note 2 to the December 31, 2010 consolidated financial statements have been revised to more accurately reflect the Company's accounting policies. While the Company has discretion whether to collect deposits from the borrowers, and the amount of the deposits, in most cases a deposit is obtained. These deposits, when collected, range from between 5% and 10% of the original note. Commission fees are also discretionary and can be as high as 6%.

Note 3 - Loans Receivables, page 7

12. **We note on page 13 that at September 30, 2010 and December 31, 2009, you had loans past due over 360 days of $682,831 and $626,990, respectively, and all loans past due were $1,067,739, and $1,043,003, respectively. Please explain to us and disclose the factors you considered in concluding that your allowance for loan losses of $486,095 and $383,784, respectively, was adequate in light of the delinquencies, the number of non-performing loans, and risks inherent in poor credit quality loans.**

The Company believes that its allowance for loan losses was adequate in light of the fact that microloans are developed using different criteria than used by banks. For 2009, the allowance for loan losses was $383,784 with respect to loans past due over 360 days with a principal balance of $626,990. In other words, the reserve was 61.21% for those non-performing loans. For 2010, the allowance for loan losses was $496,615 with respect to loans past due over 360 days with a principal balance of $765,475.81. The reserve increased to 65%. Management believes these reserves were adequate because even thought these were non-performing loans, most of them had some small and irregular payments. The portfolio of loans has improved and the Company is more efficient, which translates into a non-performing portfolio proportionally smaller to the total. As of December 31, 2010, the ratio of loans past due over 360 days to the total loan portfolio has decreased to 53% from 58% in 2009.

13. **We note the loans receivable rollforwards provided in your response to comment 42 of our letter dated December 16, 2010. Please explain to us what the line items interest to be collected, other charges to be collected, charges for recovery to be collected, and provisions for charges for recovery in your response represent. Also tell us where each of these items is recorded on your financial statements, and reconcile the amounts in your response to the amounts disclosed in Note 3 to each set of financial statements.**

The items represent the following:

Interest to be collected: Non-paid accrued interest.
Other charges to be collected: Late fees.
Charges for recovery to be collected: Other charges for recovering assets, like towing, bad checks and similar expenses.
Provisions for charges for recovery: Reserve that equals other charges for recovery to be collected. The provision is an asset that subtracts from the payable accounts.

All of the items are recorded in our 2010 financial statements as follows:

Interest to be collected: Under Assets, in "Accrued Interest Receivable" $98,335.
Other charges to be collected: Under Assets, in "Loan Receivables Net" $.271,183.

Charges for recovery to be collected: Under Assets, in "Loan Receivables Net" $.56,103.
Provisions for charges for recovery: Under "Provision for Loan Losses" $56,103.

14. **We note that the September 30, 2010 loan loss allowance of $424,242 in your response to comment 42 does not agree with the $486,095 allowance for loan losses in your footnotes. Please reconcile this difference for us and revise your disclosures as necessary.**

The financial statements have been updated for the fiscal year ended December 31, 2010. See the above response to comment 6 showing that the allowance for loan losses in the footnotes is consistent with the amounts in the loans receivable rollforward.

15. **We note your impaired loans disclosures provided in response to comment 44 of our letter dated December 16, 2010. Please further revise to provide separate disclosure of your impaired loans with an allowance recorded and your impaired loans with no related allowance recorded, pursuant to FASB ASC 310-10-50-15(a). Also revise to provide the information required by FASB ASC 310-10-50-15(b) and 15(c) or tell us where this information has been provided.**

Disclosure has been included in the financial statements of every year included in the offering statement.

Note 4 - Due from Members, page 8

16. **We note that on July 30, 2010, members of the Company agreed to an additional $650,000 capital contribution to be funded at various periods and that as of September 30, 2010, members have provided $152,812 and $497,188 remains outstanding. Please revise to disclose when you reasonably expect to collect the capital contribution that remains outstanding at September 30, 2010. Also tell us why you classify the $497,188 due from members as an operating activity rather than a non-cash financing transaction in your statement of cash flows for the nine months ended September 30, 2010.**

As disclosed in Note 4 to the December 31, 2010 financial statements, the Company anticipates that all outstanding balances will be received by May 15, 2011. Additionally the statement of cash flows has been revised to remove the remaining balance from "operating activities" and include it as a non cash financing activity.

Note 8 - Guaranteed Deposits, page 9

17.   We note your revised guaranteed deposits disclosures in response to comment 46 of our letter dated December 16, 2010. We further note that customers are required to provide to the Company a cash deposit equal to 5% of the original note, as a condition of each loan. Please further revise to clarify whether the guaranteed deposits are deducted from the total loan balance or if the 5% cash deposit is provided in a separate transaction. To the extent that the guaranteed deposits are deducted from the total loan balance, please tell us where the new deposits of $60,228, $89,085, and $92,302 for the periods ended September 30, 2010, December 31, 2009 and December 31, 2008, respectively, are included in the loan receivables rollforwards provided in response to comment 42.

The language in the "Guaranteed Deposit" section of the Significant Accounting Policies has been modified to address your request for clarification. As noted in our response to number 11, the amount collected as a guaranteed deposit is not always 5%, and is collected at the Company's discretion. As a result, it is not possible to calculate the addition of guaranteed deposits based on loan production.

Note 13 - Subsequent Events, page 11

18.   Please further revise the footnotes to each set of financial statements to disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued. Refer to FASB ASC 855-10-50-1.

Subsequent event footnotes have been update for 2008 and 2009 to reflect the date for which the auditor evaluated the events.

December 31, 2009 Financial Statements

19.   We note your response to comments 28 and 29 of our letter dated December 16, 2010. Please describe to us in more detail the corrective action plan you implemented during the fourth quarter of 2009, including the steps taken under the plan, the remaining actions that have not yet been taken, the deficiencies that necessitated the corrective action plan, and the impact the steps taken have had on your results of operations and cash flows. Also describe to us in greater detail the operational inefficiencies that you corrected, including the steps taken to correct the inefficiencies, and the impact the corrections had on your results of operations and cash flows.

We note to the Staff that the discussion regarding the December 2009 corrective action plan and "operational efficiencies" which was contained in the Management Discussion & Analysis Section of the Offering Circular was deleted from the Amendment 1 to the Offering Circular as previously filed with the Commission as this disclosure is not required by Regulation A. However, for informational purposes, the below discussion describes the corrective action plan implemented in

December 2009 in response to the operational inefficiencies. As of today, there are no additional actions remaining to be taken.

In the fourth quarter of 2009, we decided that we needed to reevaluate our collections process in order to reduce our past-due loans. As a result we implemented the following initiatives:

1) <u>Established a Collection Committee</u>. Rather then relying solely on the relevant loan specialist to pursue collection of his or her loans, we adopted a collection committee who is responsible for overseeing the collection of all loans. The collections committee is comprised of (1) the microcredit specialist of the loan, (2) our internal auditor, (3) the COO, and (4) the CEO.

2) <u>Accelerated the Collection Process</u>. Rather then waiting for the loan to be 30 days past-due to reach out to the borrower, we adopted a procedure that called for sending a letter to the borrower after the first day of delay, one seven (7) days after the original due date and a third letter by the 30th day after the original due date.

3) <u>Provided Management with Specialized Microcredit Education</u>. We sent our COO, Elieser Gonzalez, to Bogota, Colombia for training with the Fundación Emprender, and then for an internship on Fundación Mundial de la Mujer (that belongs to Women's World Banking) and Finamerica, each of which are institutions that specialize in microcredits.

4) <u>Hired Outside Consultants to Assist with Collections</u>. Beginning in the second semester of 2010 we have used the advice of a collection office to assist us with the collections process.

As a result of these initiatives, the number of new loans which become past-due has decreased and we have improved our collection experience for our past-due loans.

20. **We note that you restated your September 30, 2010, December 31, 2009 and December 31, 2008 financial statements in response to our comments. Please revise to include footnote disclosure reconciling the financial information as originally filed to *all* restated financial information, on a line-by-line basis for each material type of error identified for the periods presented in your 2008 and 2009 audited financial statements. Also include a description of the nature of each material type of error. Refer to FASB ASC 250-10-50-7.**

Reconciling footnotes have been added to the 2008 and 2009 audited statements with respect to the restatement of said financial statements. See note 3.

Independent Auditor's Report, page 1

21. **We note the explanatory paragraph in the audit report and Note 10 to your December 31, 2009 financial statements. Please tell us if the auditor concluded that there is substantial doubt about the entity's ability to continue as a going concern**

for a reasonable period of time and, if so, have your auditor revise their audit report to include an explanatory paragraph (following the opinion paragraph) to reflect that conclusion. Refer to AU Section 341.12 and 341.13. Also revise the footnotes to your financial statements to provide disclosures in AU Section 341.10.

It was the auditor's opinion that there was no substantial doubt about the Company's ability to continue as a going concern. As a result, no language indicating this was included in the explanatory paragraph and no revision to the opinion is deemed necessary.

22. **In light of the restatements made to your financial statements, please have your auditor revise their audit report to include: (1) a statement that the previously issued financial statements have been restated for the correction of a misstatement in the respective period, and (2) a reference to the company's disclosure of the correction of the misstatement, pursuant to AU Section 508.18. Alternatively, provide to us your auditors' explanation why such revision is not required.**

The audited financial statements for 2008 and 2009 have been updated to include a statement that previously issued statements have been restated and references to the corrections have been included in each.

Notes to Financial Statement, page 6

Note 3 - Loans Receivables, page 9

23. **We note that the December 31, 2009 loan loss allowance of $357,776 in your response to comment 42 does not agree with the $383,784 allowance for loan losses in your footnotes. Please reconcile this difference for us and revise your disclosures as necessary.**

This was an oversight and has been corrected in the 2009 financial statements so as to be consistent with the Company's original response to comment 42. Since the amounts are consistent, no reconciliation is necessary.

Financial Statement Updating

24. **Please consider whether your financial statements require an update pursuant to Part F/S of Form 1-A. In this regard, for filings made after 90 days subsequent to your most recent fiscal year-end of December 31, 2010, the balance sheet should be dated as of the end of the most recent fiscal year.**

The Form 1-A has been updated to include the December 31, 2010 financial statements.

Part III - Exhibits

25. We note your disclosure in Note 9 to your September 30, 2010, financial statements. Please tell us why you believe the loan agreement for a loan with an outstanding balance of $243,000 should not be filed as an exhibit, or file all material loan agreements.

We will file the form of loan agreements with the next amendment to the Form 1-A. A description of the specific loans is contained in the Offering Circular on pages 20-21.

If you have any questions regarding the above, please contact the undersigned at (954) 468-7808.

Sincerely yours,

Laurie L. Green

Laurie L. Green